June 25, 2010

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549

Re: Kohl's Corporation ("Kohl's")

Form 10-K for Fiscal Year Ended January 30, 2010

Filed March 19, 2010

Definitive Proxy Statement on Schedule 14A

Filed March 26, 2010

File No. 001-11084

Dear Mr. Owings:

On June 18, 2010, Kohl's received your letter dated June 11, 2010 regarding the above-referenced filings.

This letter is to memorialize a discussion I had with Angie Kim, Attorney Advisor, on June 24, 2010 wherein we agreed that Kohl's would provide its response to the above-referenced letter on or before July 2, 2010.

Should you have any questions or concerns, please do not hesitate to contact me directly at (262) 703-2787, via email at richard.schepp@kohls.com or via facsimile at (262) 703-7494.

Sincerely,

/s/ Richard D. Schepp

Richard D. Schepp

Executive Vice President

General Counsel, Secretary